Filed Pursuant to Rule 433

Registration No. 333-227875

March 2, 2021

MURPHY OIL CORPORATION

Pricing Term Sheet

$550,000,000 6.375% Notes due 2028

The information in this pricing term sheet, dated March 2, 2021 (this “Pricing Term Sheet”), supplements the preliminary prospectus supplement, dated March 2, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet to the Preliminary Prospectus Supplement of Murphy Oil Corporation is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil Corporation (the “Company”)

Expected Ratings*:	Ba3 (Moody’s) / BB (S&P) / BB+ (Fitch)

Security Type:	Senior Unsecured Notes

Format:	SEC-registered

Pricing Date:	March 2, 2021

Settlement Date**:	March 5, 2021 (T+3)

Maturity Date:	July 15, 2028

Interest Payment Dates:	Semi annually in arrears on January 15 and July 15 of each year, beginning July 15, 2021

Record Dates:	January 1 and July 1

Principal Amount:	$550,000,000

Yield to Maturity:	6.375%

Coupon:	6.375%

Public Offering Price:	100.000%, plus accrued interest from March 5, 2021

Optional Redemption:

Make-whole redemption, in whole or in part, at the Company’s option, at Treasury Rate + 50 basis points prior to July 15, 2024, plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date

On or after July 15, 2024, in whole or in part, at the Company’s option, at the redemption prices set forth below (expressed in percentages of principal amount of the notes being redeemed on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date during the twelve-month period beginning on July 15 of the years indicated below:

	Period	Redemption Price
	2024	103.188%
	2025	101.594%
	2026 and thereafter	100.000%

Repurchase Upon a Change of Control Triggering Event:	If a change of control triggering event (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Use of Proceeds	The Company intends to use the net proceeds from the offering of the notes, together with cash on hand, borrowings under its revolving credit facility or a combination thereof, to fund the redemption of its 4.00% senior notes due 2022 and 3.70% senior notes due 2022 and any related premiums, fees and expenses in connection with the foregoing and to effect the Satisfaction and Discharge.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	626717 AN2 / US626717AN25

Joint Physical Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Joint Book-Running Managers:	Scotia Capital (USA) Inc. Wells Fargo Securities, LLC DNB Markets, Inc. Regions Securities LLC

Co-Managers:	Capital One Securities, Inc. HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC Standard Chartered Bank

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the notes will be made against payment therefor on or about March 5, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the date of delivery hereunder should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 or by emailing BofA Securities at: dg.prospectus_requests@bofa.com.